UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2013 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By
/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes

Title:	Chief Financial Officer and

Chief Accounting Officer

Date: May 15, 2013

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012

Legal information

Denomination: Adecoagro S.A.

Legal address: 13-15 Avenue de la Liberté, L-1931, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,374,527 common shares (of which 7,390 are treasury shares)

Majority shareholder: Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,910,004 common shares

Adecoagro S.A.

Condensed Consolidated Interim Statements of Financial Position

as of March 31, 2013 and December 31, 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2013	December 31, 2012
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	6	937,499	880,897
Investment property	7	14,923	15,542
Intangible assets	8	32,236	32,880
Biological assets	9	243,254	224,966
Investments in joint ventures		1,818	2,613
Financial assets	10	11,878	11,878
Deferred income tax assets	18	35,553	35,391
Trade and other receivables	11	50,748	44,030
Other assets		1,375	1,398

Total Non-Current Assets		1,329,284	1,249,595

Current Assets
Biological assets	9	58,731	73,170
Inventories	12	96,614	95,321
Trade and other receivables	11	116,129	135,848
Derivative financial instruments	10	17,196	5,212
Cash and cash equivalents	13	210,437	218,809

Total Current Assets		499,107	528,360

TOTAL ASSETS		1,828,391	1,777,955

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	14	183,562	183,331
Share premium	14	940,332	940,332
Cumulative translation adjustment		(181,705)	(182,929)
Equity-settled compensation		18,863	17,952
Other reserves		(575)	(349)
Treasury shares		(11)	(6)
Retained earnings		70,265	67,647

Equity attributable to equity holders of the parent		1,030,731	1,025,978

Non controlling interest		61	65

TOTAL SHAREHOLDERS EQUITY		1,030,792	1,026,043

LIABILITIES
Non-Current Liabilities
Trade and other payables	16	4,601	4,575
Borrowings	17	391,864	354,249
Deferred income tax liabilities	18	73,190	75,389
Payroll and social security liabilities	19	1,555	1,512
Provisions for other liabilities	20	2,162	1,892

Total Non-Current Liabilities		473,372	437,617

Current Liabilities
Trade and other payables	16	97,511	99,685
Current income tax liabilities		304	187
Payroll and social security liabilities	19	23,061	22,948
Borrowings	17	201,296	184,884
Derivative financial instruments	10	1,120	5,751
Provisions for other liabilities	20	935	840

Total Current Liabilities		324,227	314,295

TOTAL LIABILITIES		797,599	751,912

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,828,391	1,777,955

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

for the three-month periods ended March 31, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2013	March 31, 2012
		(unaudited)	(unaudited)
Sales of manufactured products and services rendered	21	70,031	65,120
Cost of manufactured products sold and services rendered	22	(49,680)	(53,802)

Gross Profit from Manufacturing Activities		20,351	11,318

Sales of agricultural produce and biological assets	21	35,682	41,204
Cost of agricultural produce sold and direct agricultural selling expenses	22	(35,682)	(41,204)
Initial recognition and changes in fair value of biological assets and agricultural produce		2,036	27,109
Changes in net realizable value of agricultural produce after harvest		1,399	2,949

Gross Profit from Agricultural Activities		3,435	30,058

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		23,786	41,376

General and administrative expenses	22	(11,338)	(13,206)
Selling expenses	22	(10,443)	(11,080)
Other operating loss, net	24	13,117	(7,695)
Share of loss in joint ventures		(702)	(233)

Profit from Operations Before Financing and Taxation		14,420	9,162

Finance income	25	3,848	5,580
Finance costs	25	(14,386)	(9,799)

Financial results, net	25	(10,538)	(4,219)

Profit Before Income Tax		3,882	4,943

Income tax expense	18	(1,372)	(3,685)

Profit for the Period		2,510	1,258

Attributable to:
Equity holders of the parent		2,514	1,243
Non controlling interest		(4)	15
Earnings per share for loss attributable to the equity holders of the parent during the period:
Basic		0.021	0.010
Diluted		0.020	0.010

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Comprehensive Income

for the three-month periods ended March 31, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Profit for the period	2,510	1,258
Other comprehensive income:
Exchange differences on translating foreign operations	1,224	15,969

Other comprehensive income for the period	1,224	15,969

Total comprehensive income for the period	3,734	17,227

Attributable to:
Equity holders of the parent	3,738	17,087
Non controlling interest	(4)	140

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 14)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2012	180,800	926,005	(99,202)	15,306	(526)	(4)	57,497	1,079,876	14,993	1,094,869
Profit for the period	—	—	—	—	—	—	1,243	1,243	15	1,258
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	15,844	—	—	—	—	15,844	125	15,969

Other comprehensive income for the period	—	—	15,844	—	—	—	—	15,844	125	15,969

Total comprehensive income for the period	—	—	15,844	—	—	—	1,243	17,087	140	17,227
Employee share options (Note 15):
- Value of employee services	—	—	—	79	—	—	—	79	1	80
- Exercised	49	263	—	(93)	—	—	—	219	(2)	217
- Forfeited	—	—	—	(16)	—	—	16	—	—	—
Restricted shares (Note 15):						—
- Value of employee services	—	—	—	635	—	—	—	635	5	640
- Forfeited	—	—	—	—	1	(1)	—	—	—	—
Acquisition of non controlling interest (Note 14)	1,045	5,563	(1,228)	189	(6)	—	711	6,274	(6,274)	—

Balance at March 31, 2012 (unaudited)	181,894	931,831	(84,586)	16,100	(531)	(5)	59,467	1,104,170	8,863	1,113,033

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2013 and 2012 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 14)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2013	183,331	940,332	(182,929)	17,952	(349)	(6)	67,647	1,025,978	65	1,026,043
Profit for the period	—	—	—	—	—	—	2,514	2,514	(4)	2,510
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:	—	—	—	—	—	—	—	—	—	—
Exchange differences on translating foreign operations	—	—	1,224	—	—	—	—	1,224	—	1,224

Other comprehensive income for the period	—	—	1,224	—	—	—	2,514	3,738	(4)	3,734

Total comprehensive income for the period	—	—		—	—	—
Employee share options (Note 15):
- Value of employee services	—	—	—	26	—	—	—	26	—	26
- Forfeited	—	—	—	(104)	—	—	104	—	—	—
Restricted shares (Note 15):
- Value of employee services	—	—	—	989	—	—	—	989	—	989
- Issued (*)	231	—	—	—	(231)	—	—	—	—	—
- Forfeited	—	—	—	—	5	(5)	—	—	—	—

Balance at March 31, 2013 (unaudited)	183,562	940,332	(181,705)	18,863	(575)	(11)	70,265	1,030,731	61	1,030,792

(*)	Shares issued approved by the Board of Directors in the Decision of the Delegate on March 29, 2013 to comply with the vesting of 153,921 shares on April 1, 2013 related to the Restricted Share and Restricted Stock Unit Plan.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the three-month periods ended March 31, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2013	March 31, 2012
		(unaudited)	(unaudited)
Cash flows from operating activities:
Profit for the period		2,510	1,258
Adjustments for:
Income tax expense	18	1,372	3,685
Depreciation	22	5,600	3,805
Amortization	8	84	94
Gain from disposal of other property items	24	(368)	(561)
Equity settled share-based compensation granted	23	1,015	720
(Gain) / Loss from derivative financial instruments and forwards	24, 25	(14,204)	7,113
Interest and other expense, net	25	7,640	2,505
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(2,005)	(23,497)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(415)	(793)
Provision and allowances		378	1,878
Share of loss from joint venture		702	233
Foreign exchange gains, net	25	4,233	1,753

Subtotal		6,542	(1,807)
Changes in operating assets and liabilities:
Decrease / (Increase) in trade and other receivables		1,716	(13,527)
(Increase) / Decrease in inventories		(2,425)	12,397
Decrease in biological assets		25,311	731
Decrease / (Increase) in other assets		24	(99)
(Increase) / Decrease in derivative financial instruments		(2,411)	679
(Decrease ) / Increase in trade and other payables		(12,480)	22,695
Increase in payroll and social security liabilities		157	2,665
Increase in provisions for other liabilities		(9)	—

Net cash used in operating activities before interest and taxes paid		16,425	23,734
Income tax paid		—	(2,804)

Net cash generated from operating activities		16,425	20,930

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the three-month periods ended March 31, 2013 and 2012 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2013	March 31, 2012
		(unaudited)	(unaudited))
Cash flows from investing activities:
Purchases of property, plant and equipment		(47,232)	(75,836)
Purchases of intangible assets	8	(39)	(13)
Purchase of cattle and non current biological assets planting cost		(25,096)	(26,736)
Interest received	25	1,761	4,466
Payment of seller financing arising on subsidiaries acquired		—	(6,807)
Proceeds from sale of farmlands		3,018	—
Proceeds from sale of property, plant and equipment		1,220	836
Proceeds from disposal of subsidiaries		6,717	—

Net cash used in investing activities		(59,651)	(104,090)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercised		—	218
Proceeds from long-term borrowings		49,989	20,418
Payments of long-term borrowings		(13,787)	(1,205)
Net increase in short-term borrowings		3,340	18,134
Interest paid		(5,091)	(6,292)

Net cash generated from financing activities		34,451	31,273

Net decrease in cash and cash equivalents		(8,775)	(51,887)

Cash and cash equivalents at beginning of period		218,809	330,546
Effect of exchange rate changes on cash and cash equivalents		403	4,251

Cash and cash equivalents at end of period		210,437	282,910

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of five reportable segments, which are described in detail in Note 5 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on May 14, 2013.

2.	Basis of preparation and presentation

The information presented in the accompanying three-month condensed consolidated interim financial statements as of March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of March 31, 2013, results of operations and cash flows for the three months ended March 31, 2013 and 2012. All such adjustments are of a normal recurring nature. In preparing the accompanying condensed consolidated interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2012, except for the adoption of new standards and interpretations effective as of January 1, 2013.

The Group applies, for the first time, certain standards and amendments. These include IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IAS 19 (Revised 2011) “Employee Benefits”, IFRS 13 “Fair Value Measurement” and amendments to IAS 1 “Presentation of Financial Statements”. As required by IAS 34, the nature and the effect of these changes are disclosed below. The Group concluded that the adoption of these standards did not require any restatement of previous financial statements. In addition, the application of IFRS 12 “Disclosure of Interest in Other Entities” would result in additional disclosures in the annual consolidated financial statements.

Several other new standards and amendments apply for the first time in 2013. However, they do not impact the annual consolidated financial statements of the Group or the interim condensed consolidated financial statements of the Group.

New and amended standards adopted by the Group

The Group has adopted the following standards, together with the consequential amendments to other IFRSs, effective January 1, 2013:

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

IFRS 10 “Consolidated Financial Statements”: IFRS 10 was issued in May 2011 and replaces all the guidance on control and consolidation in IAS 27, ‘Consolidated and separate financial statements’, and SIC-12, ‘Consolidation – special purpose entities’. The Group assessed whether the consolidation conclusion under IFRS 10 differs from IAS 27/SIC 12 as at January 1, 2013. If the consolidation conclusion under IFRS 10 would have differed from IAS 27/SIC 12 as at January 1, 2013, the immediately preceding comparative period would have been restated to be consistent with the accounting conclusion under IFRS 10, unless impracticable. The Group assessed that adoption of IFRS 10 did not result in any change in the consolidation status of its subsidiaries.

IFRS 11 “Joint Arrangements” was issued in May 2011 and replaces IAS 31 “Interests in joint ventures” and SIC 13 “Jointly controlled entities – Non monetary contributions by venturers” Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. The Group has applied the new policy for interests in joint ventures occurring on or after January 1, 2012 in accordance with the transition provisions of IFRS 11. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Accordingly, the adoption of IFRS 11 did not result in any change in the accounting for its joint ventures.

IFRS 12 “Disclosure of interests in other entities”: IFRS 12 was issued in May 2011 and provides disclosure requirements on interests in subsidiaries, associates, joint ventures, and unconsolidated structured entities. None of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period requires that they are provided. Accordingly, the Group has not made such disclosures.

IFRS 13 “Fair Value Measurement” was issued in May 2011 and replaces the fair value measurement guidance currently dispersed across different IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Group.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting the interim condensed consolidated financial statements period. The Group provides these disclosures in Note 10.

IAS 1 “Presentation of financial statements” was amended in June 2011 to improve the consistency and clarity of the presentation of items of other comprehensive income (“OCI”). The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affected presentation only and had no impact on the Group’s financial position or performance.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Changes in accounting policies and disclosures

The Group changed the description of the following accounting policies in line with the adoption of IFRS 10 “Consolidated Financial Statements” and IFRS 11 “Joint Arrangements”:

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

Scope of consolidation

(a) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, the Group reports provisional amounts.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement as gains on bargain purchases.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c) Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

(d) Joint arrangements

Joint arrangements are arrangements of which the Group and other party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in other comprehensive income in the income statement and in other comprehensive income respectively. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

On February 26, 2013, the Group formed CHS AGRO, a joint venture with CHS Inc. CHS Inc. a leading farmer-owned energy, grains and foods company based in the United States. The Group holds 50% interest in CHS AGRO. CHS AGRO will build a sunflower processing facility located in the city of Pehuajo, Province of Buenos Aires, Argentina. The facility will process black oil and confectionary sunflower into specialty products such as in-shell seeds and oil seeds, which will be entirely exported to markets in Europe and the Middle East. The joint venture will grow confectionary sunflower on leased farms, while black oil sunflower will be originated from third parties. The Group and CHS Inc are committed to make a capital contribution of approximately US$ 4 million each during 2013 which will be used to begin the construction of the facility.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Cattle and Dairy business segments, tend to be more stable. However, the raising of cattle and sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugarcane inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 3 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2012 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the three months ended March 31, 2013. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at March 31, 2013. All amounts are shown in US dollars.

	March 31, 2013
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
	(unaudited)
Argentine Peso	(51,137)	—	—	—	(51,137)
Brazilian Reais	—	(322,993)	—	—	(322,993)
US Dollar	(124,006)	(54,631)	20,294	113,216	(45,127)
Uruguayan Peso	—	—	(277)	—	(277)

Total	(175,143)	(377,624)	20,017	113,216	(419,534)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the years ended March 31, 2013 would have (decreased) the Group’s Profit Before Income Tax for the year. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement

	March 31, 2013
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
	(unaudited)
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	n/a	—	—
US Dollar	(12,401)	(5,463)	2,029	n/a	(15,835)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in Profit Before Income Tax	(12,401)	(5,463)	2,029	—	(15,835)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at March 31, 2013 (all amounts are shown in US dollars):

	March 31, 2013
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
	(unaudited)
Fixed rate:
Argentine Peso	(35,673)	—	—	(35,673)
Brazilian Reais	—	(132,392)	—	(132,392)
Uruguayan Peso	—	—	—	—
US Dollar	(66,167)	(63,401)	(507)	(130,075)

Subtotal Fixed-rate borrowings	(101,840)	(195,793)	(507)	(298,140)

Variable rate:
Brazilian Reais	—	(235,269)	—	(235,269)
US Dollar	(53,059)	(4,463)	—	(57,522)

Subtotal Variable-rate borrowings	(53,059)	(239,732)	—	(292,791)

Total borrowings as per analysis	(154,899)	(435,525)	(507)	(590,931)

Finance leases	(2,164)	(65)	—	(2,229)

Total borrowings at March 31, 2013	(157,063)	(435,590)	(507)	(593,160)

At March 31, 2013, if interest rates on floating-rate borrowings had been 1 % higher (or lower) with all other variables held constant, Profit Before Income Tax for the period would decrease as follows:

	March 31, 2013
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
	(unaudited)
Variable rate:
Brazilian Reais	—	(2,352)	—	(2,352)
US Dollar	(531)	(45)	—	(576)

Total effects on Profit Before Income Tax	(531)	(2,397)	—	(2,928)

•	Credit risk

As of March 31, 2013, 7 banks accounted for more than 95% of the total cash deposited (HSBC, Rabobank, Banco Do Brasil, Votorantim, Itau, Citibank and Bradesco).

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of March 31, 2013:

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Futures / Options

As of March 31, 2013

	March 31, 2013
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Market Value Asset/ (Liability)	(Loss)/Profit (*)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	102	24,930	3,474	2,392
Soybean	36	11,922	215	56
Wheat	11	2,354	(9)	144
Cotton	1	995	(128)	(128)
Sugar	175	79,972	9,102	9,102
Ethanol	5	2,945	27	27
Coffee	1	685	17	17
OTC
Sugar	18	5,543	1,551	1,551
Options:
Buy put
Sugar	49	1,476	1,685	712
Sell call
Sugar	5	1,354	(122)	1,207

Total	403	132,176	15,812	15,080

(*)	Included in line “Gain from commodity derivative financial instruments” of Note 23.
(**)	All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

•	Other derivative financial instruments

As of March 31, 2013, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2012.

Currency forward

During the periods ended March 31, 2013 and 2012, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 14.0 million and US$ 103.5 million, respectively. The currency forward contracts entered in 2013 had maturity dates between March 2013 and December 2013, while those entered in 2012 had maturity dates ranging between June and December 2013. The outstanding contracts resulted in the recognition of a loss amounting to US$ 2.7 million in 2013 and of a gain amounting to US$ 1.1 million in 2012. Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments

The Group’s critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2012 described in Note 4.

5.	Segment information

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

The Group’s ‘Farming’ is further comprised of five reportable segments: Crops, Rice, Dairy, Coffee and Cattle.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the condensed consolidated interim financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture Grupo La Lácteo is allocated to the ‘Dairy’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the three-month period ended March 31, 2013 (unaudited)

	Farming						Sugar, ethanol and energy	Land transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	185	26,507	—	—	896	27,588	42,443	—	—	70,031
Cost of manufactured products sold and services rendered	—	(23,821)	—	—	(25)	(23,846)	(25,834)	—	—	(49,680)

Gross Profit from Manufacturing Activities	185	2,686	—	—	871	3,742	16,609	—	—	20,351

Sales of agricultural produce and biological assets	27,558	1,026	6,384	439	275	35,682	—	—	—	35,682
Cost of agricultural produce sold and direct agricultural selling expenses	(27,558)	(1,026)	(6,384)	(439)	(275)	(35,682)	—	—	—	(35,682)
Initial recognition and changes in fair value of biological assets and agricultural produce	12,051	5,717	958	(10,947)	(45)	7,734	(5,698)	—	—	2.036
Changes in net realizable value of agricultural produce after harvest	1,380	—	—	19	—	1,399	—	—	—	1,399

Gross Profit/ (Loss) from Agricultural Activities	13,431	5,717	958	(10,928)	(45)	9,133	(5,698)	—	—	3,435

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	13,616	8,403	958	(10,928)	826	12,875	10,911	—	—	23,786

General and administrative expenses	(986)	(1,209)	(275)	(281)	—	(2,751)	(4,046)	—	(4,541)	(11,338)
Selling expenses	(1,092)	(4,099)	(82)	(45)	(10)	(5,328)	(5,097)	—	(18)	(10,443)
Other operating loss, net	2,596	178	42	188	—	3004	10,170	—	(57)	13,117
Share of loss of joint ventures	—	—	(702)	—	—	(702)	—	—	—	(702)

Profit/ (Loss) from Operations Before Financing and Taxation	14,134	3,273	(59)	(11,066)	816	7,098	11,938	—	(4,616)	14,420

Depreciation and amortization	(564)	(1,294)	(274)	(106)	(25)	(2,263)	(3,421)	—	—	(5,684)
Initial recognition and changes in fair value of biological assets (unrealized)	7,946	176	(15)	(9,386)	—	(1,279)	492	—	—	(787)
Initial recognition and changes in fair value of agricultural produce (unrealized)	2,371	4,592	—	(1,561)	—	5,402	(2,610)	—	—	2,792
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	1,734	949	973	—	(45)	3,611	(3,580)	—	—	31
Changes in net realizable value of agricultural produce after harvest (unrealized)	396	—	—	19	—	415	—	—	—	415
Changes in net realizable value of agricultural produce after harvest (realized)	984	—	—	—	—	984	—	—	—	984
Property, plant and equipment, net	194,236	65,145	22,101	21,304	10,594	313,380	624,119	—	—	937,499
Investment property	—	—	—	—	14,923	14,923	—	—	—	14,923
Goodwill	12,674	5,390	—	1,107	495	19,666	10,836	—	—	30,502
Biological assets	51,693	6,693	11,594	7,436	786	78,202	223,783	—	—	301,985
Investment in joint ventures	—	—	1,818	—	—	1,818	—	—	—	1,818
Financial assets	11,878	—	—	—	—	11,878	—	—	—	11,878
Inventories	29,432	40,330	3,072	1,162	2	73,998	22,616	—	—	96,614

Total segment assets	299,913	117,558	38,585	31,009	26,800	513,865	881,354	—	—	1,395,219

Borrowings	86,293	62,826	15,706	7,371	—	172,196	420,964	—	—	593,160

Total segment liabilities	86,293	62,826	15,706	7,371	—	172,196	420,964	—	—	593,160

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the three-month period ended March 31, 2012 (unaudited)

	Farming						Sugar, ethanol and energy	Land transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	240	20,252	—	—	1,171	21,663	43,457	—	—	65,120
Cost of manufactured products sold and services rendered	—	(18,983)	—	—	(42)	(19,025)	(34,777)	—	—	(53,802)

Gross Profit from Manufacturing Activities	240	1,269	—	—	1,129	2,638	8,680	—	—	11,318

Sales of agricultural produce and biological assets	35,754	5	4,715	461	80	41,015	189	—	—	41,204
Cost of agricultural produce sold and direct agricultural selling expenses	(35,754)	(5)	(4,715)	(461)	(80)	(41,015)	(189)	—	—	(41,204)
Initial recognition and changes in fair value of biological assets and agricultural produce	14,769	3,589	353	(4,234)	(74)	14,403	12,706	—	—	27,109
Changes in net realizable value of agricultural produce after harvest	2,976	—	—	(27)	—	2,949	—	—	—	2,949

Gross Profit/ (Loss) from Agricultural Activities	17,745	3,589	353	(4,261)	(74)	17,352	12,706	—	—	30,058

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	17,985	4,858	353	(4,261)	1,055	19,990	21,386	—	—	41,376

General and administrative expenses	(1,083)	(1,032)	(215)	(231)	(17)	(2,578)	(4,660)	—	(5,968)	(13,206)
Selling expenses	(1,241)	(4,248)	(64)	(77)	(9)	(5,639)	(5,431)	—	(10)	(11,080)
Other operating loss, net	(4,138)	282	—	1,918	(12)	(1,950)	(5,610)	—	(135)	(7,695)
Share of loss of joint ventures	—	—	(233)	—	—	(233)	—	—	—	(233)

Profit/ (Loss) from Operations Before Financing and Taxation	11,523	(140)	(159)	(2,651)	1,017	9,590	5,685	—	(6,113)	9,162

Depreciation and amortization	(434)	(975)	(212)	(156)	(59)	(1,836)	(2,063)	—	—	(3,899)
Initial recognition and changes in fair value of biological assets (unrealized)	11,125	541	159	(1,088)	—	10,737	12,494	—	—	23,231
Initial recognition and changes in fair value of agricultural produce (unrealized)	795	2,405	—	(3,146)	—	54	212	—	—	266
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	2,849	643	194	—	(74)	3,612	—	—	—	3,612
Changes in net realizable value of agricultural produce after harvest (unrealized)	793	—	—	—	—	793	—	—	—	793
Changes in net realizable value of agricultural produce after harvest (realized)	2,183	—	—	(27)	—	2,156	—	—	—	2,156
As of December 31, 2012:
Property, plant and equipment, net	200,223	68,527	22,047	21,081	11,065	322,943	557,954	—	—	880,897
Investment property	—	—	—	—	15,542	15,542	—	—	—	15,542
Goodwill	13,201	5,613	—	1,093	516	20,423	10,677	—	—	31,100
Biological assets	42,091	30,836	12,149	16,211	979	102,266	195,870	—	—	298,136
Investment in joint ventures	—	—	2,613	—	—	2,613	—	—	—	2,613
Financial assets	11,878	—	—	—	—	11,878	—	—	—	11,878
Inventories	29,731	12,411	2,376	2,562	—	47,080	48,241	—	—	95,321

Total segment assets	297,124	117,387	39,185	40,947	28,102	522,745	812,742	—	—	1,335,487

Borrowings	79,820	56,567	14,142	8,686	—	159,215	379,918	—	—	539,133

Total segment liabilities	79,820	56,567	14,142	8,686	—	159,215	379,918	—	—	539,133

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the three-month periods ended March 31, 2013 and 2012 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
Three-month period ended March 31, 2012
Opening net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696
Exchange differences	(1,411)	(19)	3,372	5,705	37	(19)	1,624	9,289
Additions	—	—	77	13,462	165	1,822	61,813	77,339
Transfers	—	—	1,234	615	—	—	(1,849)	—
Disposals	—	—	—	(272)	(1)	(1)	—	(274)
Reclassification to non-income tax credits (*)	—	—	—	(136)	—	—	(548)	(684)
Depreciation (Note 22)	—	(100)	(1,502)	(2,004)	(80)	(119)	—	(3,805)

Closing net book amount	312,274	811	156,798	221,811	1,595	2,676	145,596	841,561

At March 31, 2012 (unaudited)
Cost	312,274	4,049	195,387	339,035	3,556	4,924	145,596	1,004,821
Accumulated depreciation	—	(3,238)	(38,589)	(117,224)	(1,961)	(2,248)	—	(163,260)

Net book amount	312,274	811	156,798	221,811	1,595	2,676	145,596	841,561

Three-month period ended March 31, 2013
Opening net book amount	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897
Exchange differences	(6,647)	(350)	227	2,537	15	(66)	2,535	(1,749)
Additions	—	—	7,994	31,419	273	59	23,956	63,701
Transfers	—	28	725	434	—	—	(1,187)	—
Disposals	—	—	—	(1,138)	(3)	—	—	(1,141)
Reclassification to non-income tax credits (*)	—	—	(144)	1,535	—	—	—	1,391
Depreciation (Note 22)	—	(527)	(1416)	(3,380)	(146)	(131)	—	(5,600)

Closing net book amount	277,634	7,668	156,272	244,048	1,732	1,602	248,543	937,499

At March 31, 2013 (unaudited)
Cost	277,634	13,064	210,688	397,922	4,400	4,420	248,543	1,156,671
Accumulated depreciation		(5,396)	(54,416)	(153,874)	(2,668)	(2,818)	—	(219,172)

Net book amount	277,634	7,668	156,272	244,048	1,732	1,602	248,543	937,499

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit (PIS and COFINS). Adecoagro Vale do Ivinhema, have a tax benefit (“Credito Presumido”) for their ethanol operations. This benefit allows that these credits will be capitalized in Property Plant and Equipment as cost of the asset. Monthly, the Group reclassifies part of these credits to “Non income tax credits”, in order to compensate with tax debts in proportion to the sales, except ethanol sales. In January 5, 2013, the Group obtained another special benefit from the State of Mato Grosso do Sul that permit to compensate pre operational ICMS credits that the Group had registered in long term credits. As result of this new benefit the Group reclassified that credit to PP&E and they will have the same treatment to the other credits (See Note 11).

An amount of US$ 3,810 and US$ 2,275 of depreciation are included in “Cost of manufactured products sold and services rendered” for the three-month periods ended March 31, 2013 and 2012, respectively. An amount of US$ 1,673 and US$ 1,362 of depreciation are included in “General and administrative expenses” for the three-month periods ended March 31, 2013 and 2012, respectively. An amount of US$ 117 and US$ 168 of depreciation are included in “Selling expenses” for the three-month periods ended March 31, 2013 and 2012, respectively.

As of March 31, 2013, borrowing costs of US$ 4,781 (March 31, 2012: US$ 1,502) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 320,635 as of March 31, 2013.

As of March 31, 2013 included within property, plant and equipment balances are US$ 1,393 related to the net book value of assets under finance leases.

7.	Investment property

Changes in the Group’s investment property in the three-month periods ended March 31, 2013 and 2012 were as follows:

	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Beginning of the year	15,542	21,417
Acquisition of subsidiaries	—	9,670
Exchange differences	(619)	(1,376)

End of the period	14,923	29,711

Cost	14,923	29,711
Accumulated depreciation	—	—

Net book amount	14,923	29,711

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Rental income	1,021	1,389

As of March 31, 2013, the fair value of investment property was US$ 67 million (2012: US$ 87 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in the three-month periods ended March 31, 2013 and 2012 were as follows:

	Goodwill	Trademarks	Software	Others	Total
Three-month period ended March 31, 2012
Opening net book amount	34,886	1,592	277	—	36,755
Exchange differences	(185)	13	9	—	(163)
Additions	—	—	13	—	13
Amortization charge (i) (Note 22)	—	(47)	(47)	—	(94)

Closing net book amount	34,701	1,558	252	—	36,511

At March 31, 2012 (unaudited)
Cost	34,701	2,680	840	—	38,221
Accumulated amortization	—	(1,122)	(588)	—	(1,710)

Net book amount	34,701	1,558	252	—	36,511

Three-month period ended March 31, 2013
Opening net book amount	31,100	1,356	341	83	32,880
Exchange differences	(598)	(1)	(1)	1	(599)
Additions	—	—	17	22	39
Amortization charge (ii) (Note 22)	—	(43)	(41)	—	(84)

Closing net book amount	30,502	1,312	316	106	32,236

At March 31, 2013 (unaudited)
Cost	30,502	2,601	1,078	106	34,287
Accumulated amortization	—	(1,289)	(762)	—	(2,051)

Net book amount	30,502	1,312	316	106	32,236

(i)	For the three-month period ended March 31, 2012 an amount of US$ 47 and US$ 47 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.
(ii)	For the three-month period ended March 31, 2013 an amount of US$ 41 and US$ 43 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2012.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets

Changes in the Group’s biological assets in the three-month periods ended March 31, 2013 and 2012 were as follows:

	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Beginning of the period	298,136	239,600
Increase due to purchases	41	294
Initial recognition and changes in fair value of biological assets (i)	2,036	27,109
Decrease due to harvest	(73,684)	(58,210)
Decrease due to sales	(723)	(445)
Costs incurred during the period	74,119	80,753
Exchange differences	2,060	3,539

End of the period year	301,985	292,640

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated ‘Initial recognition and changes in fair value of biological assets’ amounting to US$ (15,732) loss for the three-month period ended March 31, 2013 (2012: US$ 8,751 gain). In 2013, an amount of US$ 3,450 gain (2012: US$ (12,853) loss) was attributable to price changes, and an amount of US$ (19,182) loss (2012: US$ 21,604 gain) was mainly attributable to physical changes.

Biological assets as of March 31, 2013 and December 31, 2012 were as follows:

	March 31, 2013	December 31, 2012
	(unaudited)
Non-current
Cattle for dairy production	11,594	12,149
Other cattle	441	736
Sown land – coffee	7,436	16,211
Sown land – sugarcane	223,783	195,870

	243,254	224,966

Current
Other cattle	345	243
Sown land – crops	51,693	42,091
Sown land – rice	6,693	30,836

	58,731	73,170

Total biological assets	301,985	298,136

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments

As of March 31, 2013, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments and equity investment in Santa Regina.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

Equity investment not traded on the stock market allocated to Level 2 is valued using the sales comparison approach of its underlying asset.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the years presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2013 and their allocation to the fair value hierarchy:

	2013
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	14,759	2,437	—	17,196
Equity investment in Santa Regina	—	11,878	—	11,878

Total assets	14,759	14,315	—	29,074

Liabilities
Derivative financial instruments	(497)	(623)	—	(1,120)

Total liabilities	(497)	(623)	—	(1,120)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total
Futures	Quoted price	—	—	1	12,698
Options	Quoted price	—	—	1	1,564
Options/ OTC	Quoted price	—	Montecarlo	2	1,548
Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve; Foreign-exchange curve.	Present value method	2	(145)
Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2	411
Equity investment in Santa Regina	Theoretical price	Recent sales of sites of comparable zoning and utility	Sales comparison approach of its underlying asset	2	11,878

					27,954

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net

	March 31, 2013	December 31, 2012
	(unaudited)
Non current
Receivables from related parties (Note 26)	3,709	2,253

Trade receivables – net	3,709	2,253

Advances to suppliers	14,406	12,850
Income tax credits	4,748	4,594
Non-income tax credits (i)	18,469	16,528
Receivable from disposal of subsidiary	2,123	2,094
Cash collateral	2,111	2,049
Other receivables	5,182	3,662

Non current portion	50,748	44,030

Current
Trade receivables	22,514	41,067
Receivables from related parties (Note 26)	64	144
Less: Allowance for trade receivables	(547)	(588)

Trade receivables – net	22,031	40,623

Prepaid expenses	17,793	12,766
Advances to suppliers	14,073	11,213
Income tax credits	4,918	4,256
Non-income tax credits (i)	49,407	48,838
Cash collateral	294	296
Receivable from disposal of farmland	—	3,018
Receivable from disposal of subsidiaries	2,803	9,395
Other receivables	4,810	5,443

Subtotal	94,098	95,225

Current portion	116,129	135,848

Total trade and other receivables, net	166,877	179,878

(i)	Includes US$ 144 of PIS and COFINS reclassified from property, plant and equipment as of March 31, 2013 (December 31, 2012: US$ 962).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	March 31, 2013	December 31, 2012
	(unaudited)
Currency
US Dollar	13,483	50,184
Argentine Peso	69,987	50,422
Uruguayan Peso	802	565
Brazilian Reais	82,605	78,707

	166,877	179,878

As of March 31, 2013 trade receivables of US$ 4,347 (December 31, 2012: US$ 2,662) were past due but not impaired. The ageing analysis of these receivables is as follows:

	March 31, 2013	December 31, 2012
	(unaudited)
Up to 3 months	4,338	2,408
3 to 6 months	18	46
Over 6 months	1	208

	4,357	2,662

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group holds mortgage as collateral for the sale of Agrícola Ganadera San José S.R.L. The shares of Santa Regina S.A. are also pledged in favor of the Group as collateral for the receivable of the 51% of the company.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Inventories

	March 31, 2013	December 31, 2012
	(unaudited)
Raw materials	31,397	36,607
Finished goods.	64,390	56,508
Stocks held by third parties	415	2,195
Others	412	11

	96,614	95,321

The cost of inventories recognized as expense are included in ‘Cost of manufactured products sold and services rendered’ amounted to US$ 49,680 for the three-month period ended March 31, 2013. The cost of inventories recognized as expense and included in ‘Cost of agricultural produce sold and direct agricultural selling expenses’ amounted to US$ 23,089 for the three-month period ended March 31, 2013.

13.	Cash and cash equivalents

	March 31, 2013	December 31, 2012
	(unaudited)
Cash at bank and on hand	141,335	137,980
Short-term bank deposits	69,102	80,829

	210,437	218,809

14.	Shareholders’ contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2012	120,533	1,106,805
Employee share options exercised (Note 15)	32	312
Exchange of shares	697	6,608

At March 31, 2012	121,262	1,113,725

At January 1, 2013	122,220	1,123,663
Restricted shares issued (Note 15)	154	231

At March 31, 2013	122,374	1,123,894

During March 2012, the Company issued 696,618 shares to certain limited partners of International Farmland Holdings LP (“IFH”) in exchange for their residual interest, totaling 0.57230% interest in IFH thereby increasing its interest in IFH to 99.2%.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a) Option Schemes

For the three-month periods ended March 31, 2013 and 2012 the Group incurred US$ 0.03 million and US$ 0.08 million respectively, related to the options granted under the Option Schemes.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under plans are as follows:

2004 Incentive Option Plan

	March 31, 2013		March 31, 2012
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	6.68	2,100	6.68	2,134
Granted	—	—	—	—
Forfeited	8.62	(1)	—	—
Exercised	—	—	6.71	(32)
Expired	—	—	—	—

At March 31	6.68	2,099	6.68	2,101

2007/2008 Equity Incentive Plan

	March 31, 2013		March 31, 2012
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	13.06	2,013	13.06	2,038
Granted	—	—	—	—
Forfeited	13.24	(28)	13.17	(9)
Exercised	—	—	—	—
Expired	—	—	—	—

At March 31	13.06	1,985	13.06	2,029

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Equity-settled share-based payments (continued)

Options outstanding under the plans have the following expiry date and exercise prices:

2004 Incentive Option Plan

	Exercise price per share	Shares (in thousands)
Expiry date:		March 31, 2013	March 31, 2012
May 1, 2014	5.83	674	674
May 1, 2015	5.83	553	553
May 1, 2016	5.83	173	173
February 16, 2016	7.11	110	110
October 1, 2016	8.62	590	592

2007/2008 Equity Incentive Plan

	Exercise price per share	Shares (in thousands)
Expiry date:		March 31, 2013	March 31, 2012
Dec 1, 2017	12.82	1,132	1,149
Jan 30, 2019	13.40	670	687
Nov 1, 2019	13.40	8	13
Jan 30, 2020	12.82	26	28
Jan 30, 2020	13.40	68	71
Jun 30, 2020	13.40	22	22
Sep 1, 2020	13.40	44	44
Sep 1, 2020	12.82	15	15

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
March 31, 2013	4,018
March 31, 2012	3,841

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Equity-settled share-based payments (continued)

(b) Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011 and is administered by the Compensation Committee of the Company. Awards under this plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit issued. For the Restricted Share Plan there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares.

On July 18, 2011, the Group issued and registered 427,293 restricted shares with a nominal value of US$ 1.5 which were granted under the Restricted Share Plan. While the restricted shares are not vested, they are recognized in “Other reserves”. Once they are vested, the reserve is reversed and a share premium is recognized. As of March 31, 2013, 230,734 restricted shares are outstanding.

The restricted shares under the Restricted Share and Restricted Stock Unit Plan were measured at fair value at the date of grant.

As March 31, 2013, the Group recognized compensation expense US$ 1 million related to the restricted shares granted under the Restricted Share and Restricted Stock Unit Plan (2012: US$ 0.6 million).

Key grant-date fair value and other assumptions under the Restricted Share and Restricted Stock Unit Plan are detailed below:

Grant Date	Apr 1, 2011	Apr 1, 2011	May 13, 2011	Apr 1, 2012	May 15, 2012
Fair value	12.69	12.69	12.36	9.81	9.33
Possibility of ceasing employment before vesting	1.56%	2.15%	0%	3%	0%

Movements in the number of restricted shares outstanding under the Restricted Share and Restricted Stock Unit Plan are as follows:

	Restricted shares (thousands)	Restricted stock units (thousands)
	2013	2013
At January 1	234	515
Granted	—	—
Forfeited	(3)	(6)
Exercised	—	—

At March 31	231	509

On March 19, 2013, the Board of Directors of the Company approved the award of 297 thousand restricted stock units under the Adecoagro’s Restricted Share and Restricted Stock Unit Plan as compensation to senior and medium management and key employees. During April 2013, 188 thousand restricted stock units were granted out of this award.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Trade and other payables

	March 31, 2013	December 31, 2012
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	3,126	3,126
Taxes payable	65	37
Other payables	415	432
Escrows arising on business combinations	995	980

	4,601	4,575

Current
Trade payables	87,318	88,123
Advances from customers	4,145	4,529
Amounts due to related parties (Note 26)	161	562
Taxes payable	1,952	2,894
Escrows arising on business combinations	1,532	1,508
Other payables	2,403	2,069

	97,511	99,685

Total trade and other payables	102,112	104,260

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

17.	Borrowings

	March 31, 2013	December 31, 2012
	(unaudited)
Non-current
Bradesco Loan (*)	12,418	12,199
BNDES Loan Facility(*)	37,375	39,238
IDB Facility (*)	53,767	53,659
Ciudad de Buenos Aires Loan	17,143	17,143
Galicia Loan	2,929	3,050
Banco do Brazil Loan Facility (*)	91,079	90,694
Itaú BBA Facility (*)	53,121	6,944
Rabobank Loan (*)	75,507	86,392
Other bank borrowings	47,949	44,221
Obligations under finance leases	576	709

	391,864	354,249

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Borrowings (continued)

	March 31, 2013	December 31, 2012
	(unaudited)
Current
Bank overdrafts	7,185	110
BNDES Loan Facility (*)	9,703	9,568
IDB Facility (*)	17,511	16,438
Ciudad de Buenos Aires Loan	7,167	7,114
Galicia Loan	9,324	4,207
Banco do Brazil Loan Facility (*)	4,860	4,796
ING (*)	50,882	60,364
Rabobank Loan (*)	41,970	26,351
ITAU (*)	1,100	154
Other bank borrowings	49,941	55,370
Obligations under finance leases	1,653	412

	201,296	184,884

Total borrowings	593,160	539,133

(*)	The Group was in compliance with the related covenants under the respective loan agreements.

As of March 31, 2013, total bank borrowings include collateralized liabilities of US$ 397,525 (December 31, 2012: US$ 346,469). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	March 31, 2013	December 31, 2012
	(unaudited)
Fixed rate:
Less than 1 year	125,331	60,049
Between 1 and 2 years	26,968	19,066
Between 2 and 3 years	29,931	24,364
Between 3 and 4 years	27,206	21,760
Between 4 and 5 years	22,327	20,870
More than 5 years	66,377	62,036

	298,140	208,145

Variable rate:
Less than 1 year	74,312	124,423
Between 1 and 2 years	82,509	71,978
Between 2 and 3 years	78,622	73,684
Between 3 and 4 years	32,244	45,969
Between 4 and 5 years	16,231	11,100
More than 5 years	8,873	2,713

	292,791	329,867

	590,931	538,012

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Borrowings (continued)

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	March 31, 2013	December 31, 2012
	(unaudited)
Currency
Argentine Peso	37,423	18,622
US Dollar	188,011	203,881
Uruguayan Peso	—	44
Brazilian Reais	367,726	316,586

	593,160	539,133

18.	Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Current income tax	(347)	(416)
Deferred income tax	(1,025)	(3,269)

Income tax expense	(1,372)	(3,685)

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2012.

The gross movement on the deferred income tax account is as follows:

	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Beginning of period	39,997	55,908
Exchange differences	(3,385)	(2,453)
Income tax expense	1,025	3,269

End of period	37,637	56,724

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	1,340	2,267
Non-deductible items	366	336
Unused tax losses, net	(73)	408
Non-taxable income	(241)	—
Others	(20)	674

Income tax expense	1,372	3,685

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Payroll and social security liabilities

	March 31, 2013	December 31, 2012
	(unaudited)
Non-current
Social security payable	1,555	1,512

	1,555	1,512

Current
Salaries payable	6,807	4,816
Social security payable	2,859	3,063
Provision for vacations	8,515	9,745
Provision for bonuses	4,880	5,324

	23,061	22,948

Total payroll and social security liabilities	24,616	24,460

20.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2012.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Sales

	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	31,605	30,056
Sugar	10,548	12,030
Rice	25,957	19,909
Energy	290	1,370
Operating leases	1,021	1,389
Services	603	353
Others	7	13

	70,031	65,120

Sales of agricultural produce and biological assets:
Soybean	6,228	4,129
Cattle for dairy production	448	372
Other cattle	275	73
Corn	8,121	11,847
Cotton	658	2,314
Milk	5,936	4,343
Wheat	6,945	11,185
Coffee	439	461
Sunflower	4,133	3,426
Barley	1,211	2,837
Seeds	998	5
Others	290	212

	35,682	41,204

Total sales	105,713	106,324

Commitments to sell commodities at a future date

The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 72.9 million as of March 31, 2013 (2012: US$ 16.0 million) comprised primarily of 76,574 tons of soybean (US$ 28.2 million), 87,847 tons of corn (U$S 18.1 million), 21,321 tons of sugar (U$S 9.7 million) and 15,000 tons of ethanol (U$S 10.9 million) which expire between May 2013 and December 2013.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Cost of agricultural produce and biological assets sold	29,748	37,040
Raw materials and consumables used in manufacturing activities	28,503	29,345
Services	3,735	5,872
Salaries and social security expenses (Note 23)	15,603	19,033
Depreciation and amortization	5,684	3,899
Taxes (*)	904	671
Maintenance and repairs	5,361	7,369
Lease expense and similar arrangements (**)	854	1,152
Freights	6,550	2,632
Export taxes / selling taxes	5,216	3,690
Fuel and lubricants	1,250	1,901
Others	3,735	6,688

Total expenses by nature	107,143	119,292

(*)	Excludes export taxes and selling taxes.

(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.

For the three-month period ended March 31, 2013, an amount of US$ 49,680 is included as “cost of manufactured products sold and services rendered” (March 31, 2012: US$ 53,802); an amount of US$ 35,682 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (March 31, 2012: US$ 41,204); an amount of US$ 11,338 is included in “general and administrative expenses” (March 31, 2012: US$ 13,206); and an amount of US$ 10,443 is included in “selling expenses” as described above (March 31, 2012: US$ 11,080).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Salaries and social security expenses

	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Wages and salaries	11,028	13,853
Social security costs	3,560	4,460
Equity-settled share-based compensation	1,015	720

	15,603	19,033

Number of employees	7,431	6,044

24.	Other operating loss, net

	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Gain / (Loss) from commodity derivative financial instruments	12,447	(6,195)
Loss from onerous contracts – forwards	(228)	(1,571)
Gain from disposal of other property items	368	561
Others	530	(490)

	13,117	(7,695)

25.	Financial results, net

	March 31, 2013	March 31, 2012
	(unaudited)	(unaudited)
Finance income:
- Interest income	1,761	4,466
- Gain from interest rate/foreign exchange rate derivative financial instruments	1,985	653
- Other income	102	461

Finance income	3,848	5,580

Finance costs:
- Interest expense	(8,576)	(5,974)
- Foreign exchange losses, net	(4,233)	(1,753)
- Taxes	(650)	(614)
- Other expenses	(927)	(1,458)

Finance costs	(14,386)	(9,799)

Total financial results, net	(10,538)	(4,219)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income		Balance receivable (payable)
			March 31, 2013	March 31, 2012	March 31, 2013	December 31, 2012
			(unaudited)	(unaudited)	(unaudited)
Grupo La Lácteo	Joint venture	Sales of goods	2,498	2,473	—	—
		Purchases of goods	—	(52)	—	—
		Interest income	170	62	—	—
		Receivables from related parties (Note 11)	—	—	3,709	2,253
Santa Regina Agropecuaria S.A.	Investment	Receivables from related parties (Note 11)	—	—	64	144
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	—	1,195	—	—
		Payables (Note 16)	—	—	(161)	(562)
Directors and senior management	Employment	Compensation selected employees	(1,513)	(1,637)	(18,982)	(18,072)

(i)	Shareholder of the Company.
(ii)	Relates to agriculture partnership agreements (“parceria”).

27.	Subsequent events

During May 2013, Adecoagro entered into an agreement to sell the Mimoso farm (through the sale of the Brazilian subsidiary Fazenda Mimoso Ltda.) and Lagoa do Oeste farm located in Luis Eduardo Magalhaes, Bahia, Brazil. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. In addition, Adecoagro entered into an agreement whereby the buyer will operate and make use of 728 hectares of existing coffee trees in Adecoagro’s Rio de Janeiro farm during an 8-year period. Adecoagro will receive a total of US$ 6.1 million during 2013 and three installments of US$ 6.1 million in the next three years.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.